Exhibit 12

Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2005	2004	2003
Income from continuing operations	$10,467,614	$9,549,667	$10,079,483
Add:
Income taxes	6,312,016	5,701,090	6,032,445
Portion of rents representative of interest factor	278,846	309,446	351,445
Interest on indebtedness	5,077,693	5,206,723	5,616,756
Amortization of debt discount and expense	55,802	61,422	89,155
Earnings as adjusted	$22,191,971	$20,828,348	$22,169,284

Fixed Charges
Portion of rents representative of interest factor	$278,846	$309,446	$351,445
Interest on indebtedness	5,077,693	5,206,723	5,616,756
Amortization of debt discount and expense	55,802	61,422	89,155
Fixed Charges	$5,412,341	$5,577,591	$6,057,356

Ratio of Earnings to Fixed Charges	4.10	3.73	3.66